Interim Financial Information

Flex LNG Ltd.

Third Quarter 2023
November 08, 2023

November 08, 2023 - Hamilton, Bermuda
Flex LNG Ltd. ("Flex LNG" or the “Company”) today announced its unaudited financial results for the three months and nine months ended September 30, 2023.

Highlights:
•Vessel operating revenues of $94.6 million for the third quarter 2023, compared to $86.7 million for the second quarter 2023.
•Net income of $45.1 million and basic earnings per share of $0.84 for the third quarter 2023, compared to net income of $39.0 million and basic earnings per share of $0.73 for the second quarter 2023.
•Average Time Charter Equivalent1 ("TCE") rate of $79,207 per day for the third quarter 2023, compared to $77,218 per day for the second quarter 2023.
•Adjusted EBITDA1 of $74.7 million for the third quarter 2023, compared to $66.2 million for the second quarter 2023.
•Adjusted net income1 of $36.1 million for the third quarter 2023, compared to $28.2 million for the second quarter 2023.
•Adjusted basic earnings per share1 of $0.67 for the third quarter 2023, compared to $0.53 for the second quarter 2023.
•The Company declared a dividend for the third quarter 2023 of $0.875 per share, consisting of a quarterly dividend of $0.75 per share and a special dividend of $0.125 per share. The dividend is payable to shareholders on record as of November 28, 2023 on or around December 5, 2023.
1 Time Charter Equivalent rate, Adjusted EBITDA, Adjusted net income/(loss) and Adjusted earnings/(loss) per share are non-GAAP measures. A reconciliation to the most directly comparable GAAP measure is included in the end of this earnings report.

1	Flex LNG Ltd. Third Quarter Results 2023

Øystein M Kalleklev, CEO of Flex LNG Management AS, commented:
“After successfully completing our drydock program for the year during the second quarter when we temporarily took out three ships for five-year special survey in drydock, we had all 13 LNG carriers back in full operation during the third quarter. Higher vessel availability coupled with a stronger spot market, which positively impacted our single ship on a spot-market linked, variable rate time charter, resulted in quarterly revenues increasing by $7.9m from $86.7m in the second quarter to $94.6m in the third quarter. Hence, we delivered quarterly revenues in the top end of our guidance of $90-95m.

Strong freight income also trickles down to healthy earnings with net income for the quarter of $45.1m, equating to quarterly earnings per share of $0.84. Once again, we recorded gains on our portfolio of interest rate swaps which is hedging our cashflow against higher interest rates with gains of $15.7m consisting of $6.7m of realized gains and $9m of unrealized gains. Since we eliminate unrealized gains in our adjusted numbers, adjusted net income and adjusted earnings per share were $36.1m and $0.67 respectively. We have been ahead of the curve, hedging interest rate risk prior to Fed aggressively ramping up rates and since beginning of 2021, we have in total recorded $128m of gains on our interest rate swaps.

With seasonally stronger spot market heading into the winter season, we expect a further increase in revenues in the fourth and last quarter of the year with expected revenues of $97-99m. This is also in the high end of our guidance of $90-100m. With the third quarter numbers presented today and the guidance for fourth quarter, we are thus well on track to deliver on our revenue guidance for the year of $370m, our adjusted EBITDA target of $290-295m and the overall average Time Charter Equivalent guidance of $80,000 per day.

The overall freight and product market today ahead of the peak winter season is fairly balanced. The LNG product market is well supplied as supply curtailments have recently been limited despite the noise. That said, spot LNG prices remain at about $15/mmbtu which still reflects a tight market with LNG being priced at premium to crude oil which is somewhat unusual in historical context. As LNG export growth will continue to be fairly muted the next two years, we do expect the LNG product market to stay tight as European buyers will continue to be buyers both of first and last resort. Active buying by Europeans also means Atlantic cargoes will continue to be pulled towards Europe instead of Asia which will put a dent on sailing distances in the near term. The spot freight market will therefore continue to experience a very high level of volatility depending on season. From the end of 2025 we do however see a wave of new LNG coming onstream, and we expect these volumes to gradually alleviate market tightness and make LNG affordable to consumers with shallower pockets. Consequently, with newbuilding deliveries peaking at end of 2025, we do see incrementally tighter shipping market from 2026 onwards. We therefore think our two fully open ships in 2027 and two fully open ships in 2028 are attractively positioned for re-contracting opportunities. This is particularly the case given the elevated newbuilding prices which have pushed up term rates to very attractive levels for owners of modern fuel-efficient tonnage.

2	Flex LNG Ltd. Third Quarter Results 2023

Given our quadfecta of strong numbers, completed drydocking program, very solid cash position of $429m and the compelling long-term outlook, the Board has decided this time to declare a special dividend of $0.125 on top of our regular quarterly dividend of $0.75 bringing the quarterly dividend per share for the third quarter to $0.875. During the last twelve months, we have thus paid out dividends of $3.375 per share which provides our shareholders with an attractive annualized running yield of about 11 per cent.”

Business Update and Fleet Overview

All of the vessels in our fleet have contracts for the remaining days in 2023. For 2024, the firm contract periods cover 12.3 vessel years out of our 13 vessels, which represents a 95% contract coverage in 2024. Flex Constellation has a firm period scheduled to end in the second quarter 2024. However, the charterer has options to extend this contract up to the second quarter 2027. At the date of this report, the aggregate firm contract backlog for the fleet is 51 years, which could increase to 77 years depending on declaration of charterers' options.

We achieved technical uptime, excluding drydocks, on our vessels, of 99.4% in the third quarter 2023 and 99.4% for the nine months ended September 30, 2023.

For the remainder of 2023 and 2024 respectively, we have 7.7% and 12.7% exposure to the spot market, based on available days. This is as a result of our market-linked contract for the vessel, Flex Artemis and the open period in relation to the charterers' declaration of options for the vessel Flex Constellation, as described above.

The following table sets forth an overview of our fleet as of November 08, 2023:

Vessel Name	Year Built	Shipyard(1)	Cargo Capacity (cbm)	Propulsion(2)	Boil off rate	Charter expiration(3)	Expiration with Charterer options(4)
Flex Endeavour	2018	DSME	173,400	MEGI+PRS	0.075%	Q3 2030	Q1 2033
Flex Enterprise	2018	DSME	173,400	MEGI+PRS	0.075%	Q2 2029	NA
Flex Ranger	2018	SHI	174,000	MEGI	0.085%	Q1 2027	NA
Flex Rainbow	2018	SHI	174,000	MEGI	0.085%	Q1 2033	NA
Flex Constellation	2019	DSME	173,400	MEGI+PRS	0.075%	Q2 2024	Q2 2027
Flex Courageous	2019	DSME	173,400	MEGI+PRS	0.075%	Q1 2025	Q1 2029
Flex Aurora	2020	HSHI	174,000	X-DF	0.085%	Q2 2026	Q2 2028
Flex Amber	2020	HSHI	174,000	X-DF	0.085%	Q2 2029	NA
Flex Artemis	2020	DSME	173,400	MEGI+FRS	0.035%	Q3 2025	Q3 2030
Flex Resolute	2020	DSME	173,400	MEGI+FRS	0.035%	Q1 2025	Q1 2029
Flex Freedom	2021	DSME	173,400	MEGI+FRS	0.035%	Q1 2027	Q1 2029
Flex Volunteer	2021	HSHI	174,000	X-DF	0.085%	Q1 2026	Q1 2028
Flex Vigilant	2021	HSHI	174,000	X-DF	0.085%	Q2 2031	Q2 2033

3	Flex LNG Ltd. Third Quarter Results 2023

(1)	As used in this report, "DSME" means Daewoo Ship building and Marine Engineering Co. Ltd., "SHI" means Samsung Heavy Industries, and "HSHI" means Hyundai Samho Heavy Industries Co. Ltd. Each is located in South Korea.
(2)	"MEGI" refers to M-type Electronically Controlled Gas Injection propulsion systems and "X-DF" refers to Generation X Dual Fuel propulsion systems. "FRS" and "PRS" refers to Full or Partial Re-liquefaction Systems.
(3)	The expiration of our charters is subject to re-delivery windows ranging from 15 to 45 days before or after the applicable expiration date.
(4)	Where charterers have extension option(s) to be declared on a charter; the expiration provided assumes all extension options have been declared by the charterer for illustrative purposes.

Finance update
As of September 30, 2023, the Company had cash, cash equivalents and restricted cash of $429.5 million, which includes in aggregate $400.0 million of fully drawn revolving tranches under the $375 Million Facility and the $290 Million Facility.

As of September 30, 2023, the Company had total long-term debt of $1,838.0 million, with the current portion and non-current portion of long-term debt split as $103.6 million and $1,734.3 million respectively.

As of September 30, 2023, the Company had interest rate swap agreements with an aggregate net notional principal of $720.0 million. The interest rate swaps have a weighted average fixed interest rate of 1.35%, which are swapped for a floating rate and have a weighted average duration of 3.6 years. For further information refer to Note 10. Financial Instruments.

Results for the three months ended September 30, 2023 and June 30, 2023
The Company recorded vessel operating revenues of $94.6 million for the third quarter 2023, compared to $86.7 million in the second quarter 2023. The increase in revenue is due to the scheduled drydockings of the vessels Flex Ranger, Flex Rainbow and Flex Endeavour contributing to 57.4 offhire days in the second quarter 2023. Additionally, there was an increase in the spot market rates which affected the variable rate hire contract for Flex Artemis.

Voyage expenses, which include voyage specific expenses, broker commissions and bunkers consumption, were $0.4 million in the third quarter 2023, compared to $0.8 million in the second quarter 2023.

Vessel operating expenses were $16.9 million in the third quarter 2023, compared to $17.3 million in the second quarter 2023.

Administrative expenses were $2.3 million in the third quarter 2023, compared to $2.2 million in the second quarter 2023.

Depreciation was $18.7 million in the third quarter 2023, compared to $18.3 million in the second quarter 2023.

4	Flex LNG Ltd. Third Quarter Results 2023

Interest income was $0.9 million in the third quarter 2023, compared to $1.3 million in the second quarter 2023.

Interest expense was $27.5 million in the third quarter 2023, compared to $27.2 million in the second quarter 2023.

The Company recorded a gain on derivatives of $15.6 million in the third quarter 2023, which includes a net unrealized gain of $9.0 million. This compares to a gain on derivatives for the second quarter 2023 of $17.1 million, which includes a net unrealized gain of $10.9 million. Short and longer term interest rates have continued to increase since the first quarter 2023, resulting in net realized gains on interest rate swap settlements and net unrealized gains from the increasing fair value of derivatives, both in the second and third quarter 2023.

The Company recorded a foreign exchange gain of $0.1 million in the third quarter 2023, compared to a loss of $0.1 million in the second quarter 2023.

The Company recorded an expense to other financial items of $0.2 million in the third quarter 2023, compared to $0.3 million in the second quarter 2023.

Net income for the third quarter 2023 was $45.1 million and basic earnings per share were $0.84, compared to a net income of $39.0 million and basic earnings per share of $0.73 for the second quarter 2023.

Adjusted EBITDA2 was $74.7 million for the third quarter 2023, compared to $66.2 million for the second quarter 2023.

Adjusted net income2 for the third quarter 2023 was $36.1 million and adjusted earnings per share of $0.67, compared to an adjusted net income of $28.2 million and adjusted earnings per share of $0.53 for the second quarter 2023.

The time charter equivalent rate2 for the third quarter 2023 was $79,207 per day compared to $77,218 per day for the second quarter 2023.

2 Time Charter Equivalent rate, Adjusted EBITDA, Adjusted net income/(loss) and Adjusted earnings/(loss) per share are non-GAAP measures. A reconciliation to the most directly comparable GAAP measure is included in the end of this earnings report.

5	Flex LNG Ltd. Third Quarter Results 2023

Results for the nine months ended September 30, 2023 and September 30, 2022
Vessel operating revenues were $273.8 million for the nine months ended September 30, 2023 compared to $250.0 million for the nine months ended September 30, 2022. The increase is due to a higher proportion of our fleet on improved longer term fixed rate contracts as well as a somewhat stronger spot market compared to 2022, affecting one vessel on a variable rate hire contract, Flex Artemis. This is offset by scheduled drydockings of the vessels Flex Enterprise, Flex Endeavour, Flex Ranger and Flex Rainbow in 2023 resulting in offhire days.

Voyage expenses were $1.5 million for the nine months ended September 30, 2023 compared to $2.3 million for the nine months ended September 30, 2022.

Vessel operating expenses were $49.9 million for the nine months ended September 30, 2023, compared to $47.2 million for the nine months ended September 30, 2022. The increase was primarily due to an out-of-period adjustment of $2.9 million in 2022 which reduced the vessel operating expenses.

Administrative expenses were $8.4 million for the nine months ended September 30, 2023 compared to $6.9 million for the nine months ended September 30, 2022. The increase in administrative expenses is due to increased regulatory listing fees, headcount and share-based compensation expense.

Depreciation for the nine months ended September 30, 2023 amounted to $54.6 million compared to $54.0 million for the nine months ended September 30, 2022.

Interest income was $3.9 million in the nine months ended September 30, 2023, compared to $0.9 million in the nine months ended September 30, 2022. The increase is primarily due to the increase in the floating rate of interest effecting interest earned on our cash and cash equivalents.

Interest expenses were $81.1 million in the nine months ended September 30, 2023, compared to $52.1 million in the nine months ended September 30, 2022. The increase in interest is primarily due to the increase in the floating rate of interest.

Extinguishment costs of long-term debt were $10.2 million in the nine months ended September 30, 2023, compared to $14.4 million in the nine months ended September 30, 2022. In the nine months ended September 30, 2023, the Company recorded an unrealized write-off of unamortized debt issuance costs of $8.8 million and direct exit costs of $1.4 million in relation to the extinguishment of the $629 Million Facility and the Flex Amber Sale and Leaseback, which were re-financed. In the nine months ended September 30, 2022, the Company recorded costs of $12.6 million upon the re-delivery of Flex Enterprise and Flex Endeavour from Hyundai Glovis, which included $10.9 million of extinguishment costs paid on long-term debt and $1.7 million write-off of unamortized debt issuance costs.

6	Flex LNG Ltd. Third Quarter Results 2023

The Company also recorded a write-off of unamortized debt issuance costs of $1.7 million relating to the re-financing of; the $100 Million Facility, $250 Million Facility and the Flex Rainbow Sale and Leaseback.

The Company recorded a gain on derivatives of $29.9 million in the nine months ended September 30, 2023, which includes a net unrealized gain of $12.0 million and a net realized gain on derivatives of $17.9 million. This compares to a gain on derivatives of $74.8 million in the nine months ended September 30, 2022, which includes a net unrealized gain of $76.1 million and a net realized loss of $1.3 million. The net unrealized gain or loss on derivatives is primarily derived from the movements in the fair value of the interest rate swaps which will fluctuate based on changes in the total notional amount and the movement in the long-term floating rate of interest during the period. Whereas, the realized gain/(loss) on derivative settlements will be affected by changes in the shorter term floating rate of interest compared to the respective agreements' fixed rate of interest.

The Company recorded a foreign exchange loss of $0.6 million in the nine months ended September 30, 2023, compared to a loss of $1.9 million in the nine months ended September 30, 2022.

Other financial items expense was $0.6 million in the nine months ended September 30, 2023, compared to an expense $0.4 million in the nine months ended September 30, 2022.

The Company reported a net income of $100.6 million and basic earnings per share of $1.87 for the nine months ended September 30, 2023, compared to a net income of $146.6 million and basic earnings per share of $2.76 for the nine months ended September 30, 2022.

Adjusted EBITDA3 for the nine months ended September 30, 2023, was $213.4 million compared to $193.3 million for the nine months ended September 30, 2022.

Adjusted net income3 for the nine months ended September 30, 2023, was $99.5 million and basic adjusted earnings per share of $1.85, compared to an adjusted net income of $96.2 million and basic adjusted earnings per share of $1.81 for the nine months ended September 30, 2022.

The time charter equivalent rate3 for the nine months ended September 30, 2023, was $78,888 per day compared to $69,809 per day for the nine months ended September 30, 2022.

3 Time Charter Equivalent rate, Adjusted EBITDA, Adjusted net income/(loss) and Adjusted earnings/(loss) per share are non-GAAP measures. A reconciliation to the most directly comparable GAAP measure is included in the end of this earnings report.

7	Flex LNG Ltd. Third Quarter Results 2023

Cash Flow for the three months ended September 30, 2023 and June 30, 2023
Total cash, cash equivalents and restricted cash was $429.5 million as at September 30, 2023, compared to $449.9 million as at June 30, 2023.

Net cash provided by operating activities in the third quarter 2023 was $46.2 million, compared to $40.9 million in the second quarter 2023. Net cash provided by operating activities for the third quarter 2023 included net income, after adjusting for non-cash items, of $55.6 million compared to $47.6 million in the second quarter 2023. The Company had negative working capital adjustments of $9.6 million for the third quarter 2023, compared to positive working capital adjustments of $9.4 million in the second quarter 2023. In the third quarter 2023, the Company had a drydocking credit of $0.1 million compared to an expenditure of $16.1 million in the second quarter 2023, principally in relation to Flex Endeavour, Flex Ranger and the Flex Rainbow.

Net cash used in investing activities in the third quarter 2023 was $nil, compared to $0.0 million used in investing activities in the second quarter 2023.

Net cash used in financing activities was $66.7 million in the third quarter 2023, compared to $66.3 million used in financing activities in the second quarter 2023. In the third quarter 2023, we paid regular installments on long-term debt of $26.4 million compared to $25.9 million in the second quarter 2023. Dividend payments were $40.3 million in the third quarter 2023, compared to $40.3 million in the second quarter 2023.

Balance Sheet as at September 30, 2023
In the nine months ended September 30, 2023, the net book value of vessels and equipment was $2,235.9 million compared to $2,269.9 million as at December 31, 2022. The movement is explained by depreciation of $54.6 million, offset by drydocking additions of $20.5 million.

As at September 30, 2023, total long-term debt was $1,838.0 million, compared to $1,714.7 million as at December 31, 2022, of which the current portion of long-term debt was $103.6 million and $95.5 million respectively.

In the nine months ended September 30, 2023, the following material factors resulted in an increase in the Company's long-term debt:
•Drawdown of $290.0 million under the term and revolving tranches of the $290 Million Facility;
•Drawdown of $180.0 million under the Rainbow $180 Million Sale and Leaseback;
•Drawdown of $330.0 million under the $330 Million Facility;
•Write-off of unamortized debt issuance costs of $8.8 million upon extinguishment of long-term debt; and
•Regular amortization of debt issuance costs of $1.9 million.

Whereas, the following material factors resulted in a decrease in the Company's long-term debt:

8	Flex LNG Ltd. Third Quarter Results 2023

•Regular repayment of debt of $84.4 million;
•Financing costs of $7.7 million;
•Prepayment of $136.9 million, which was the full amount outstanding under the Flex Amber Sale and Leaseback; and
•Prepayment of $458.5 million, which was the full amount outstanding under the Flex Freedom, Flex Vigilant, Flex Artemis and Flex Aurora tranches of the $629 Million Facility.

As at September 30, 2023, total equity was $874.9 million compared to $907.1 million as at December 31, 2022. This decrease in equity consists of dividends paid of $134.2 million, offset by net income of $100.6 million and $1.4 million relating to a share-based compensation.

9	Flex LNG Ltd. Third Quarter Results 2023

LNG Market Update
In recent months, the spot rates both West and East of Suez have followed the seasonal pattern, as they reached their peak in late September at $240,000/day for modern two-strokes, marking a remarkable 150% increase since the beginning of the quarter. The surge in demand for LNG carriers was attributed to the opening of the Asian arbitrage market and favorable economics for floating storage due to a contango market. However, this upward trend was short-lived, with spiking prompt LNG prices by late September making floating storage economics less favorable. Since, then spot freight rates for modern tonnage have stabilized at approximately $200,000/day which is still a very elevated level by historical standards.

In early July, the one-year time-charter rate for modern two-stroke vessels was quoted at $155,000-$160,000/day. By the end of the quarter, it had dropped to $120,000/day, and the current assessment for 2024 coverage is approximately $100,000/day. The term availability of two-stroke vessels is primarily dominated by sub-lets and the delivery of newbuilds scheduled to begin in 2024. Consequently, charterers are adopting a cautious approach, given the substantial influx of ships compared to the relatively modest growth in LNG exports, with only 10-20mtpa of volume expected, translating to approximately 20-40 units of increased demand on the shipping side.

The physical LNG cargo market has faced turbulence over the last quarter, primarily driven by supply-related events impacting gas price volatility. The JKM gas price fell to approximately $9.6 per MMbtu in July, the lowest since summer of 2021, but current pricing for December hovers around $16/MMbtu in Asia, while European prices are around $14/Mmbtu. Several factors contributed to the surge in spot LNG prices in the Asia-Pacific region, including supply uncertainties stemming from potential strikes at Australian LNG facilities (such as Chevron's Gorgon and Wheatstone and Woodside's North West Shelf), heightened geopolitical tensions in the Middle East, and concerns regarding possible sabotage on the Balticconnector. Notably, the strikes in Australia were called off while the Balticconnector pipeline damage appears to have been an accident rather than sabotage, but investigations are still ongoing.

Furthermore, extended maintenance on Norwegian gas fields, concerns about colder-than-expected weather in Europe for the upcoming winter, and fears of the Israel-Hamas conflict escalating into a larger regional issue have raised additional supply concerns, influencing gas prices.

In terms of vessel orders, industry data indicate that eight LNG carriers were ordered in Q3-2023, marking the lowest quarterly number since Q1-2021, with no speculative ordering observed. This slowdown in contracting is attributed to factors like elevated interest rates, relatively high newbuild prices and a natural slowdown following a busy 2022. During the same quarter, nine newbuilds were delivered, bringing the year-to-date total to 20, with some 15-16 more expected for delivery before year end.

It is anticipated that the order book will further increase in Q4 as the Qatar expansion project has initiated Phase 2 of newbuilding orders, supplementing the existing 83 orders (66 in Phase 1 and 17 in Phase 2). As of October 2023, there are ~30 uncommitted newbuilds in the order book, slated for delivery from early next year until early 2027.

10	Flex LNG Ltd. Third Quarter Results 2023

Newbuilding prices have now stabilized at around ~$265 million for modern Korean-built ships with delivery scheduled for 2027/2028.

On the global stage, LNG trade volumes reached ~340mt by the end of October 2023, marking a 3% increase from the 330mt recorded in October 2022. While the Chinese economic recovery following the lifting of Zero Covid policies has been somewhat underwhelming, Chinese LNG imports saw a robust ~12% increase in YTD- 2023 compared to the same period in 2022. Japan's increased nuclear power output has led to a decrease in LNG imports, with a YTD-2023 reduction of ~10% (-6.1mt) compared to the previous year. Europe remains a significant buyer of LNG, despite rising gas prices. The focus is currently on the upcoming weather forecast for the next few weeks. The prevailing El Niño weather pattern traditionally ushers in warm and dry conditions across Asia. Nevertheless, industry research suggests that should the number of heating degree days exceed 10% above the 10-year average, Japan, South Korea, and China would require an additional 7.5mt LNG and a scramble for LNGC tonnage would commence.

The United States has increased its LNG exports by 6mt year-to-date mainly following the restart of Freeport, while Algerian pipeline gas flows to Southern Europe have remained strong. Egypt, a key regional gas exporter, especially to Turkey, Italy, and Greece, has seen its domestic gas demand outpacing production. Recent geopolitical tensions have led to the shutdown of Israeli gas fields, which export gas to Egyptian LNG terminals, resulting in reduced export volumes. Lastly, Qatar has been very active with new LNG off-take agreements. Qatar Energy has secured contracts for 11mmtpa of capacity in the past few weeks, of which 3.5mtpa with TotalEnergies, 3.5mtpa with Shell, 1mtpa with Eni, and 3mtpa with Sinopec, all under 27-year contracts.

11	Flex LNG Ltd. Third Quarter Results 2023

Third Quarter 2023 Result Presentation
Flex LNG will release its financial results for the third quarter 2023 on Wednesday November 08, 2023.

In connection with the earnings release, we will host a video webcast at 3:00 p.m. CET (9:00 a.m. EST). In order to attend the webcast use the following link: events.webcast.no/viewer-registration/HJDVr09K/register

A Q&A session will be held after the conference/webcast. Information on how to submit questions will be given at the beginning of the session.

The presentation material which will be used in the conference/webcast can be downloaded on www.flexlng.com and replay details will also be available at this website. None of the information contained on the Company's website is incorporated into or forms a part of this report.

12	Flex LNG Ltd. Third Quarter Results 2023

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "expect," "forecast," "anticipate," "estimate," "intend," "plan," "possible," "potential," "pending," "target," "project," "likely," "may," "will," "would," "should," "could" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. As such, these forward-looking statements are not guarantees of the Company’s future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements. The Company undertakes no obligation, and specifically declines any obligation, except as required by applicable law or regulation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the effect of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include: unforeseen liabilities, future capital expenditures, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the LNG tanker market, the impact of public health threats and outbreaks of other highly communicable diseases, including the length and severity of the COVID-19 outbreak and its impact on the LNG tanker market, changes in the Company’s operating expenses, including bunker prices, dry-docking and insurance costs, the fuel efficiency of the Company’s vessels, the market for the Company’s vessels, availability of financing and refinancing, ability to comply with covenants in such financing arrangements, failure of counterparties to fully perform their contracts with the Company, changes in governmental rules and regulations or actions taken by regulatory authorities, including those that may limit the commercial useful lives of LNG tankers, customers' increasing emphasis on environmental and safety concerns,

13	Flex LNG Ltd. Third Quarter Results 2023

potential liability from pending or future litigation, general domestic and international political conditions or events, including the recent conflicts between Russia and Ukraine, as well as the developments in the Middle East, including any escalation of armed conflict in Israel and Gaza, which remain ongoing as of the date of this press release, business disruptions, including supply chain disruption and congestion, due to natural or other disasters or otherwise, potential physical disruption of shipping routes due to accidents, climate-related incidents, or political events, vessel breakdowns and instances of off-hire, and other factors, including those that may be described from time to time in the reports and other documents that the Company files with or furnishes to the U.S. Securities and Exchange Commission (“Other Reports”). For a more complete discussion of certain of these and other risks and uncertainties associated with the Company, please refer to the Other Reports.

14	Flex LNG Ltd. Third Quarter Results 2023

Board of Directors of Flex LNG Ltd.

November 08, 2023

David McManus
Chairman of the Board of Directors

Steen Jakobsen
Director

Ola Lorentzon
Director

Nikolai Grigoriev
Director

Susan Sakmar
Director

15	Flex LNG Ltd. Third Quarter Results 2023

Unaudited Interim Financial Information Condensed Consolidated Interim Statements of Operations
(figures in thousands of $, except per share data)
		Three months ended			Nine months ended
		September 30,	June 30,	September 30,	September 30,	September 30,
	Note	2023	2023	2022	2023	2022
Vessel operating revenues		94,584	86,727	91,260	273,788	249,988
Voyage expenses		(421)	(762)	(434)	(1,456)	(2,300)
Vessel operating expenses		(16,937)	(17,293)	(17,492)	(49,936)	(47,210)
Administrative expenses		(2,290)	(2,198)	(2,334)	(8,357)	(6,851)
Depreciation	7	(18,736)	(18,251)	(18,204)	(54,606)	(54,020)
Operating income		56,200	48,223	52,796	159,433	139,607
Interest income		945	1,284	649	3,918	945
Interest expense		(27,543)	(27,203)	(21,563)	(81,069)	(52,058)
Extinguishment costs of long-term debt	9	—	—	(12,631)	(10,238)	(14,355)
Gain/(loss) on derivatives	10	15,639	17,110	28,449	29,903	74,807
Foreign exchange gain/(loss)		95	(113)	(947)	(605)	(1,921)
Other financial items		(202)	(280)	(139)	(620)	(363)
Income before tax		45,134	39,021	46,614	100,722	146,662
Income tax expense		(33)	(5)	(27)	(74)	(54)
Net income		45,101	39,016	46,587	100,648	146,608

Earnings per share:
Basic	3	0.84	0.73	0.88	1.87	2.76
Diluted	3	0.84	0.72	0.87	1.87	2.74

Unaudited Interim Financial Information Condensed Consolidated Statements of Comprehensive Income
(figures in thousands of $)

		Three months ended			Nine months ended
		September 30,	June 30,	September 30,	September 30,	September 30,
	Note	2023	2023	2022	2023	2022
Net income		45,101	39,016	46,587	100,648	146,608
Total other comprehensive income/(loss)		—	—	—	—	—
Total comprehensive income		45,101	39,016	46,587	100,648	146,608

The accompanying notes are an integral part of these condensed consolidated financial statements.

16	Flex LNG Ltd. Third Quarter Results 2023

Unaudited Interim Financial Information Condensed Consolidated Interim Balance Sheets
(figures in thousands of $, except per share data)
		September 30,	June 30,	December 31,
	Note	2023	2023	2022
ASSETS
Current assets
Cash and cash equivalents	4	429,415	449,830	332,329
Restricted cash	4	86	91	72
Inventory		5,158	5,584	5,260
Other current assets	5	28,673	26,017	16,327
Receivables due from related parties	12	655	978	60
Total current assets		463,987	482,500	354,048

Non-current assets
Derivative instruments	10	69,194	58,673	55,515
Vessels and equipment, net	7	2,235,873	2,254,727	2,269,946
Other fixed assets		2	3	3
Total non-current assets		2,305,069	2,313,403	2,325,464
Total Assets		2,769,056	2,795,903	2,679,512

EQUITY AND LIABILITIES
Current liabilities
Current portion of long-term debt	8,9	103,638	103,461	95,507
Derivative instruments	10	1,692	126	—
Payables due to related parties	12	358	755	328
Accounts payable		3,529	5,436	1,794
Other current liabilities	6	50,580	55,944	55,569
Total current liabilities		159,797	165,722	153,198

Non-current liabilities
Long-term debt	8,9	1,734,341	1,760,455	1,619,224
Total non-current liabilities		1,734,341	1,760,455	1,619,224
Total Liabilities		1,894,138	1,926,177	1,772,422

Equity
Share capital (September 30, 2023, June 30, 2023 and December 31, 2022: 54,520,325 shares issued, par value $0.10 per share)	13	5,452	5,452	5,452
Treasury shares at cost (September 30, 2023: 784,007 (June 30, 2023 and December 31, 2022: 838,185))	14	(7,560)	(8,082)	(8,082)
Additional paid in capital	15	1,204,271	1,204,440	1,203,407
Accumulated deficit		(327,245)	(332,084)	(293,687)
Total equity		874,918	869,726	907,090
Total Equity and Liabilities		2,769,056	2,795,903	2,679,512

The accompanying notes are an integral part of these condensed consolidated financial statements.

17	Flex LNG Ltd. Third Quarter Results 2023

Unaudited Interim Financial Information Condensed Consolidated Interim Statements of Cash Flows
(figures in thousands of $)
		Three months ended			Nine months ended
		September 30,	June 30,	September 30,	September 30,	September 30,
	Note	2023	2023	2022	2023	2022

OPERATING ACTIVITIES
Net income		45,101	39,016	46,587	100,648	146,608
Adjustments to reconcile net income/(loss) to net cash provided by operating activities
Depreciation	7	18,736	18,251	18,204	54,606	54,020
Amortization of debt issuance costs		474	826	949	1,873	3,051
Extinguishment costs of long-term debt		—	—	12,631	10,238	14,355
Change in fair value of derivative instruments	10	(8,955)	(10,909)	(27,346)	(11,987)	(76,110)
Foreign exchange loss/(gain)		(95)	113	947	605	907
Share-based payments	15	353	341	89	1,386	259
Drydocking credit/(expenditure)	7	121	(16,119)	—	(20,529)	—
Other		(2)	1	(1,322)	(3)	3,037
Changes in operating assets and liabilities, net:
Inventory		426	(406)	14	102	1,543
Other current assets	5	(2,656)	2,625	8,924	(12,346)	5,589
Receivables due from related parties	12	323	(68)	276	(595)	148
Payables due to related parties	12	(397)	348	230	30	107
Accounts payable		(1,907)	1,201	2,315	1,735	3,134
Other current liabilities	6	(5,364)	5,651	9,435	(4,989)	9,880
Net cash provided by operating activities		46,158	40,871	71,933	120,774	166,528

INVESTING ACTIVITIES
Purchase of other fixed assets		—	(2)	(1)	(2)	(5)
Net cash used in investing activities		—	(2)	(1)	(2)	(5)

FINANCING ACTIVITIES
Repayment of long-term debt	9	(26,396)	(25,887)	(26,419)	(84,390)	(68,721)
Proceeds from revolving credit facilities	9	400,000	400,000	125,000	1,356,667	438,421
Repayment of revolving credit facilities	9	(400,000)	(400,000)	(125,000)	(1,206,667)	(189,079)
Prepayment of long-term debt	9	—	—	(263,067)	(595,344)	(715,065)
Proceeds from long-term debt	9	—	—	275,000	650,000	595,000
Extinguishment costs paid on long-term debt	9	—	—	(10,933)	(1,433)	(10,933)
Proceeds from termination of derivative instruments	10	—	—	9,388	—	9,388
Financing costs		(15)	(156)	(1,962)	(7,696)	(9,415)
Proceeds from distribution of treasury shares	15	—	—	934	—	934
Dividends paid	3	(40,262)	(40,262)	(66,435)	(134,206)	(146,140)
Net cash (used in)/provided by financing activities		(66,673)	(66,305)	(83,494)	(23,069)	(95,610)

18	Flex LNG Ltd. Third Quarter Results 2023

Unaudited Interim Financial Information Condensed Consolidated Interim Statements of Cash Flows
(figures in thousands of $)
		Three months ended			Nine months ended
		September 30,	June 30,	September 30,	September 30,	September 30,
	Note	2023	2023	2022	2023	2022
Effect of exchange rate changes on cash		95	(113)	(975)	(603)	(915)
Net (decrease)/increase in cash, cash equivalents and restricted cash		(20,420)	(25,549)	(12,537)	97,100	69,998

Cash, cash equivalents and restricted cash at the beginning of the period	4	449,921	475,470	283,705	332,401	201,170
Cash, cash equivalents and restricted cash at the end of the period	4	429,501	449,921	271,168	429,501	271,168

The accompanying notes are an integral part of these condensed consolidated financial statements.

19	Flex LNG Ltd. Third Quarter Results 2023

Unaudited Interim Financial Information Condensed Consolidated Interim Statement of Changes in Equity
(figures in thousands of $, except per share data)

For the nine months ended September 30, 2022:

	Number of Shares Outstanding	Share Capital	Treasury Shares	Additional Paid in Capital	Accumulated Deficit	Total Equity

At January 1, 2022	53,130,584	5,411	(9,449)	1,189,060	(295,635)	889,387
Share-based payments	—	—	—	94	—	94
Net income	—	—	—	—	55,761	55,761
Dividends paid	—	—	—	—	(39,848)	(39,848)
At March 31, 2022	53,130,584	5,411	(9,449)	1,189,154	(279,722)	905,394
Distributed treasury shares	12,491	—	120	(120)	—	—
Share-based payments	—	—	—	76	—	76
Net income	—	—	—	—	44,260	44,260
Dividends paid	—	—	—	—	(39,857)	(39,857)
At June 30, 2022	53,143,075	5,411	(9,329)	1,189,110	(275,319)	909,873
Distributed treasury shares	129,324	—	1,247	(313)	—	934
Share-based payments	—	—	—	89	—	89
Net income	—	—	—	—	46,587	46,587
Dividends paid	—	—	—	—	(66,435)	(66,435)
At September 30, 2022	53,272,399	5,411	(8,082)	1,188,886	(295,167)	891,048

For the nine months ended September 30, 2023:

	Number of Shares Outstanding	Share Capital	Treasury Shares	Additional Paid in Capital	Accumulated Deficit	Total Equity

At January 1, 2023	53,682,140	5,452	(8,082)	1,203,407	(293,687)	907,090
Share-based payments	—	—	—	692	—	692
Net income	—	—	—	—	16,531	16,531
Dividends paid	—	—	—	—	(53,682)	(53,682)
At March 31, 2023	53,682,140	5,452	(8,082)	1,204,099	(330,838)	870,631
Share-based payments	—	—	—	341	—	341
Net income	—	—	—	—	39,016	39,016
Dividends paid	—	—	—	—	(40,262)	(40,262)
At June 30, 2023	53,682,140	5,452	(8,082)	1,204,440	(332,084)	869,726
Distributed treasury shares	54,178	—	522	(522)	—	—
Share-based payments	—	—	—	353	—	353
Net income	—	—	—	—	45,101	45,101
Dividends paid	—	—	—	—	(40,262)	(40,262)
At September 30, 2023	53,736,318	5,452	(7,560)	1,204,271	(327,245)	874,918

The accompanying notes are an integral part of these condensed consolidated financial statements.

20	Flex LNG Ltd. Third Quarter Results 2023

Notes to the Interim Consolidated Accounts

Note 1: General information
Flex LNG Ltd. (together with its subsidiaries, the "Company" or "Flex LNG") is a limited liability company, originally incorporated in the British Virgin Islands and registered in Bermuda as of June 2017. The Company's activities are focused on seaborne transportation of liquefied natural gas ("LNG"). The Company's ordinary shares are listed on the New York Stock Exchange (the "NYSE") and the Oslo Stock Exchange (the "OSE") under the symbol "FLNG". The interim financial information is unaudited.

Note 2: Accounting principles
Basis of accounting
The unaudited interim condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The unaudited interim condensed consolidated financial statements do not include all the disclosures required in an annual report, and should be read in conjunction with the annual consolidated financial statements and notes for the year ended December 31, 2022 included in the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission (the "SEC") on March 10, 2023.

Significant accounting policies
The accounting policies adopted in the preparation of the unaudited condensed consolidated interim financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2022.

Recent accounting pronouncements
Recently issued accounting pronouncements are not expected to materially impact the Company.

Note 3: Earnings per share

Basic earnings per share amounts are calculated by dividing the net income/(loss) by the weighted average number of ordinary shares outstanding during that period.

Diluted earnings per share amounts are calculated by dividing the net income/(loss) by the weighted average number of shares outstanding during the period, plus the weighted average number of ordinary shares that would be outstanding if all the dilutive potential ordinary shares were issued, excluding those purchased by the Company and held as treasury shares. If in the period there is a loss, then any potential ordinary shares have been excluded from the calculation of diluted loss per share as their effect would be anti-dilutive.

21	Flex LNG Ltd. Third Quarter Results 2023

The following reflects the net income/(loss) and share data used in the earnings per share calculation.

(figures in thousands of $, except per share data)
	Three months ended			Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2023	2023	2022	2023	2022
Net income	45,101	39,016	46,587	100,648	146,608

Weighted average number of ordinary shares	53,689,275	53,682,140	53,171,086	53,684,544	53,148,397
Share options	268,873	260,999	332,935	279,796	318,666
Weighted average number of ordinary shares, adjusted for dilution	53,958,148	53,943,139	53,504,021	53,964,340	53,467,063

Earnings per share:
Basic	0.84	0.73	0.88	1.87	2.76
Diluted	0.84	0.72	0.87	1.87	2.74

Dividends paid per share	(0.75)	(0.75)	(1.25)	(2.50)	(2.75)

On August 15, 2023, the Company’s Board of Directors declared a cash dividend for the second quarter of 2023 of $0.75 per share. This dividend was paid on September 5, 2023, to shareholders on record as of August 31, 2023.

Note 4: Cash, cash equivalents and restricted cash

The following identifies the balance sheet line items included in cash, cash equivalents and restricted cash as presented in the consolidated statements of cash flows:

(figures in thousands of $)
	September 30,	June 30,	December 31,
	2023	2023	2022
Cash and cash equivalents	429,415	449,830	332,329
Restricted cash	86	91	72
	429,501	449,921	332,401

Restricted cash consists of cash that is restricted by law for the Norwegian tax authorities in relation to social security of employees.

22	Flex LNG Ltd. Third Quarter Results 2023

Note 5: Other current assets

Other current assets includes the following:

(figures in thousands of $)
	September 30,	June 30,	December 31,
	2023	2023	2022
Trade accounts receivable, net	5,410	5,409	4,859
Accrued income	9,508	7,058	2,152
Prepaid expenses	8,377	7,881	5,940
Other receivables	5,378	5,669	3,376
	28,673	26,017	16,327

Note 6: Other current liabilities

Other current liabilities includes the following:

(figures in thousands of $)
	September 30,	June 30,	December 31,
	2023	2023	2022
Accrued expenses	17,090	22,118	20,686
Deferred charter revenue	31,630	31,771	32,963
Other current liabilities	964	1,328	1,673
Provisions	896	727	247
	50,580	55,944	55,569

Note 7: Vessels and equipment, net
Movements in the nine months ended September 30, 2023 for vessels and equipment, net is summarized as follows:

23	Flex LNG Ltd. Third Quarter Results 2023

(figures in thousands of $)

	Vessels and equipment	Drydocks	Total

Cost
At January 1, 2023	2,467,470	32,500	2,499,970
Additions	—	20,530	20,530
Disposals	—	(10,000)	(10,000)
At September 30, 2023	2,467,470	43,030	2,510,500

Accumulated depreciation
At January 1, 2023	(209,647)	(20,377)	(230,024)
Charge	(49,157)	(5,446)	(54,603)
Disposals	—	10,000	10,000
At September 30, 2023	(258,804)	(15,823)	(274,627)

Net book value
At January 1, 2023	2,257,823	12,123	2,269,946
At September 30, 2023	2,208,666	27,207	2,235,873

In March and April 2023, Flex Enterprise and her sister vessel, Flex Endeavour, respectively, completed their first scheduled drydock in Singapore.

In June 2023, Flex Ranger and her sister vessel, Flex Rainbow, completed their first scheduled drydock in Denmark and Singapore, respectively.

Note 8: Capital commitments

As of September 30, 2023, the Company's only capital commitments relate to long-term debt obligations, summarized as follows:

(figures in thousands of $)
	Sale & leaseback(1)	Period repayment	Balloon repayment	Total
1 year	51,603	54,361	—	105,964
2 years	52,275	54,361	—	106,636
3 years	52,998	54,361	—	107,359
4 years	53,751	54,361	—	108,112
5 years	54,562	46,671	250,000	351,233
Thereafter	667,880	12,973	392,786	1,073,639
Total	933,069	277,088	642,786	1,852,943

(1) Sale & leaseback's, which are classified as financing arrangements, include loan amortization and the final amounts payable in connection with repurchase obligations payable at the end of the respective charters. Vessel's collateralized under these financing arrangements include Flex Volunteer, Flex Courageous, Flex Constellation, Flex Amber, Flex Artemis and Flex Rainbow as at September 30, 2023.

24	Flex LNG Ltd. Third Quarter Results 2023

Note 9: Long-term debt

As of September 30, 2023, the Company had a long-term debt obligations of $1,838.0 million (December 31, 2022: $1,714.7 million).

As of September 30, 2023, the Company's long-term debt obligations, net of debt issuance costs, are summarized as follows;

(figures in thousands of $)
Facility Name	Type	Current portion	Non-current	Total
Flex Resolute $150 Million Facility	Term	7,647	135,083	142,731
Flex Enterprise $150 Million Facility	Term	9,549	129,111	138,660
$375 Million Facility	Term and revolving	21,740	330,043	351,783
$290 Million Facility	Term and revolving	14,215	267,143	281,358
$320 Million Sale and Leaseback	Sale and leaseback	18,412	271,030	289,442
$330 Million Sale and Leaseback	Sale and leaseback	16,715	297,659	314,374
Flex Rainbow Sale and Leaseback	Sale and leaseback	8,411	165,109	173,520
Flex Volunteer Sale and Leaseback	Sale and leaseback	6,948	139,164	146,112
		103,638	1,734,342	1,837,979

Note 10: Financial Instruments
In order to reduce the risk associated with fluctuations in interest rates, the Company has interest rate swap agreements, whereby floating interest has been swapped to a fixed rate of interest on an aggregate notional principal of $720.0 million as per September 30, 2023 (December 31, 2022: $691.0 million).

In September 2023, the Company entered into an interest rate swap agreement for a notional principal of $100.0 million to mirror and therefore offset an existing agreement with the same notional principal. The Company will receive a fixed interest of 3.76% and will pay a floating interest based on SOFR for a duration of six years, effective from March 2026.

25	Flex LNG Ltd. Third Quarter Results 2023

Our interest rate swap contracts as of September 30, 2023, of which none are designated as hedging instruments, are summarized as follows:

(figures in thousands of $)
	Notional principal	Effective date	Maturity date	Fixed Interest Rate	Floating Rate : Reference Rate
Receiving floating, pay fixed	25,000	September 2019	June 2024	1.38%	LIBOR(1)
Receiving floating, pay fixed	25,000	July 2020	July 2025	1.38%	SOFR + CAS (2)
Receiving floating, pay fixed	35,000	September 2020	September 2025	1.03%	SOFR + CAS (2)
Receiving floating, pay fixed	25,000	September 2020	September 2025	1.22%	SOFR + CAS (2)
Receiving floating, pay fixed	25,000	September 2020	September 2025	0.37%	SOFR + CAS (2)
Receiving floating, pay fixed	25,000	March 2021	June 2024	0.35%	SOFR + CAS (2)
Receiving floating, pay fixed	50,000	July 2022	July 2032	2.15%	SOFR
Receiving floating, pay fixed	50,000	July 2022	July 2032	1.91%	SOFR
Receiving floating, pay fixed	181,000	October 2022	April 2025	0.95%	SOFR
Receiving floating, pay fixed	50,000	December 2022	December 2032	3.28%	SOFR
Receiving fixed, pay floating	(181,000)	March 2023	April 2025	4.80%	SOFR
Receiving floating, pay fixed	50,000	January 2023	January 2033	3.26%	SOFR
Receiving floating, pay fixed	100,000	March 2023	September 2024	4.64%	SOFR
Receiving floating, pay fixed	35,000	March 2023	March 2025	4.07%	SOFR
Receiving floating, pay fixed	20,000	March 2023	March 2025	3.95%	SOFR
Receiving floating, pay fixed	20,000	March 2023	March 2025	4.11%	SOFR
Receiving floating, pay fixed	20,000	March 2023	March 2025	4.02%	SOFR
Receiving floating, pay fixed	25,000	March 2023	March 2025	3.94%	SOFR
Receiving floating, pay fixed	25,000	March 2023	March 2025	3.96%	SOFR
Receiving floating, pay fixed	15,000	March 2023	March 2025	3.76%	SOFR
Receiving floating, pay fixed	25,000	March 2023	September 2025	1.22%	SOFR
Receiving floating, pay fixed	75,000	March 2023	June 2025	1.39%	SOFR
Receiving floating, pay fixed	100,000	March 2026	March 2032	1.26%	SOFR
Receiving fixed, pay floating	(100,000)	March 2026	March 2032	3.76%	SOFR
	720,000

(1)The reference rate for this interest rate swap agreement will transition to SOFR plus a Credit Adjustment Spread ("CAS") of 0.26161%, on the next interest rate reset date which falls in October 2023 based on the LIBOR fallback protocol.
(2)In the third quarter, the reference rate for these interest rate swap agreements transitioned from LIBOR to SOFR plus a CAS of 0.26161% based on the LIBOR fallback protocol.

Movements in the nine months ended September 30, 2023 for the derivative instrument assets and liabilities is summarized as follows:

(figures in thousands of $)

	Derivative Instrument Asset	Derivative Instrument Liability	Total
At January 1, 2023	55,515	—	55,515
Change in fair value of derivative instruments	13,679	(1,692)	11,987
At September 30, 2023	69,194	(1,692)	67,502

26	Flex LNG Ltd. Third Quarter Results 2023

Gain/(loss) on derivatives as recorded on the Company's unaudited condensed consolidated statements of operations is summarized as follows:

(figures in thousands of $)
	Three months ended			Nine months ended
	September 30	June 30	September 30	September 30	September 30
	2023	2023	2022	2023	2022
Change in fair value of derivative instruments	8,955	10,909	27,346	11,987	76,110
Realized gain/(loss) on derivative instruments	6,684	6,201	1,103	17,916	(1,303)
Gain/(loss) on derivatives	15,639	17,110	28,449	29,903	74,807

Note 11: Fair Value of Financial Assets and Liabilities
The principal financial assets of the Company at September 30, 2023 and December 31, 2022, consist primarily of cash and cash equivalents, restricted cash, other current assets, receivables due from related parties and derivative instruments receivable. The principal financial liabilities of the Company consist of payables due to related parties, accounts payable, other current liabilities, derivative instruments payable and secured long-term debt.

The fair value measurements requirement applies to all assets and liabilities that are being measured and reported on a fair value basis. The assets and liabilities carried at fair value should be classified and disclosed in one of the following three categories based on the inputs used to determine its fair value:

Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.

The fair value of the Company's cash, cash equivalents and restricted cash approximates their carrying amounts reported in the accompanying condensed consolidated balance sheets.

The fair value of other current assets, receivables from related parties, payables due to related parties, accounts payable and other current liabilities approximate their carrying amounts in the accompanying condensed consolidated balance sheets.

The fair value of floating rate debt has been determined using Level 2 inputs and is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly or semi-annual basis. The carrying value of the floating rate debt is shown net of debt issuance costs, while fair value of floating rate debt is shown gross.

27	Flex LNG Ltd. Third Quarter Results 2023

The fair value of fixed rate debt has been determined using Level 2 inputs being the discounted expected cash flows of the outstanding debt.

The following table includes the estimated fair value and carrying value of those assets and liabilities.

(figures in thousands of $)		September 30,		December 31,
		2023		2022
	Fair value hierarchy level	Carrying value of asset (liability)	Fair value asset (liability)	Carrying value of asset (liability)	Fair value asset (liability)
Cash and cash equivalents	Level 1	429,415	429,415	332,329	332,329
Restricted cash	Level 1	86	86	72	72
Derivative instruments receivable	Level 2	69,194	69,194	55,515	55,515
Derivative instruments payable	Level 2	(1,692)	(1,692)	—	—
Floating rate debt	Level 2	(1,691,868)	(1,705,292)	(1,563,657)	(1,579,878)
Fixed rate debt	Level 2	(146,112)	(124,330)	(151,074)	(159,698)

There have been no transfers between different levels in the fair value hierarchy during the nine months ended September 30, 2023.

Assets Measured at Fair Value on a Recurring Basis
The fair value (Level 2) of interest rate swap derivative agreements is the present value of the estimated future cash flows that we would receive or pay to terminate the agreements at the balance sheet date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves and the credit worthiness of both us and the derivative counterparty.

Concentration of Risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with SEB (S&P Global rating: A+), Nordea (S&P Global rating: AA-), Danske Bank (S&P Global rating: A+) and DNB (S&P Global rating: AA-).

28	Flex LNG Ltd. Third Quarter Results 2023

Note 12: Related party transactions
Related Party Balances
A summary of receivables due from related parties are as follows:

(figures in thousands of $)
	September 30,	June 30,	December 31,
	2023	2023	2022
Seatankers Management Norway AS	—	15	16
Frontline Management (Bermuda) Limited	634	942	—
Northern Ocean Limited	—	—	33
Avance Gas Trading Ltd	—	—	2
Sloane Square Capital Holdings Ltd	19	19	9
Paratus Management (UK) Limited	2	2	—
	655	978	60

A summary of payables due to related parties are as follows:

(figures in thousands of $)
	September 30,	June 30,	December 31,
	2023	2023	2022
Frontline Management (Bermuda) Limited	—	—	(30)
SFL Corporation Ltd	—	(5)	(1)
Seatankers Management Co. Ltd	—	(12)	—
Frontline Corporate Services Ltd	—	(23)	(4)
Flex LNG Fleet Management AS	(358)	(715)	(293)
	(358)	(755)	(328)

29	Flex LNG Ltd. Third Quarter Results 2023

Related Party Transactions
A summary of transactions with related parties is as follows:

(figures in thousands of $)
	Three months ended			Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2023	2023	2022	2023	2022
Administration services fees
Seatankers Management Co. Ltd	(63)	(12)	(55)	(83)	(98)
Front Ocean Management AS	(82)	(106)	(45)	(293)	(151)
Front Ocean Management Ltd	(65)	(65)	(69)	(197)	(151)
Frontline Management (Bermuda) Limited	(15)	(45)	(36)	(98)	(242)

Technical Management fees
Flex LNG Fleet Management AS	(966)	(853)	(864)	(2,622)	(2,585)

Office facilities
Seatankers Management Norway AS	(30)	(18)	(16)	(65)	(44)
Frontline Management AS	—	—	—	—	10

Chartering services fees
FS Maritime SARL	—	—	—	—	(32)

Administrative support income
Northern Ocean Limited	—	—	2	—	6
Sloane Square Capital Holdings Ltd	—	3	—	9	6
Avance Gas	—	—	—	178	2
Total related party transactions	(1,221)	(1,096)	(1,083)	(3,171)	(3,279)

Note 13: Share capital
The Company had an issued share capital at September 30, 2023 of $5.5 million divided into 54,520,325 ordinary shares (December 31, 2022: $5.5 million divided into 54,520,325 ordinary shares) of $0.10 par value.

No new shares were issued under our at-the-market offering ("ATM") and dividend reinvestment plan ("DRIP") during the nine months ended September 30, 2023. In the year ended December 31, 2022, the Company issued and sold 409,741 ordinary shares pursuant to the ATM, for aggregate proceeds of $14.5 million, with an average net sales price of $35.36 per share and issued and sold no ordinary shares pursuant to the DRIP arrangement.

Note 14: Treasury shares
As of September 30, 2023, the Company holds an aggregate of 784,007 shares at a cost of $7.6 million (December 31, 2022: 838,185 shares), with a weighted average cost of $9.64 per share (December 31, 2022: $9.64 per share).

30	Flex LNG Ltd. Third Quarter Results 2023

Note 15: Share based compensation
In September 2023, 75,250 share options, under the August 2021 Tranche, were exercised by members of management and settled by the Company through the transfer of 54,178 treasury shares to the option holder.
As at September 30, 2023, the Company had 271,500 outstanding non-vested share options (December 31, 2022: 488,750), with a weighted average adjusted exercise price of $11.39 (December 31, 2022: $12.87) and a weighted average remaining contractual term of 3.0 years (December 31, 2022: 3.7 years).
The number of outstanding vested share options as at September 30, 2023 was 142,000 (December 31, 2022: nil) with a weighted average adjusted exercise price of $9.44 and a weighted average remaining contractual term of 3.0 years.
Adjusted exercise price refers to the fact that the exercise price of each option is adjusted for dividends paid since the grant date of the option in line with the Company's share option scheme.

Note 16: Subsequent Events

On November 7, 2023, the Company’s Board of Directors declared a cash dividend for the third quarter of 2023 of $0.75 per share. This dividend will be paid on or around December 5, 2023, to shareholders on record as of November 28, 2023. The ex-dividend date will be November 27, 2023.

Also on November 7, 2023, the Company’s Board of Directors declared a cash dividend for the third quarter of 2023 of $0.125 per share, in addition to the dividend referenced in the immediately preceding paragraph. This dividend is a special, dividend and will be paid on or around December 5, 2023, to shareholders on record as of November 28, 2023. The ex-dividend date will be November 27, 2023.

All declarations of dividends are subject to the determination and discretion of the Company’s Board of Directors based on its consideration of various factors, including the Company’s results of operations, financial condition, level of indebtedness, anticipated capital requirements, contractual restrictions, restrictions in its debt agreements, restrictions under applicable law, its business prospects and other factors that the Board of Directors may deem relevant.

31	Flex LNG Ltd. Third Quarter Results 2023

(A) Reconciliation of Net Income/(Loss) to EBITDA and Adjusted EBITDA (Earnings before Interest Taxes Depreciation and Amortization)

EBITDA is defined as net income/(loss) plus net interest expense, write-off of debt issuance costs, income tax expense and depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude the items set forth in the table below, which represent items that we believe are not indicative of the ongoing performance of our core operations. EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. EBITDA and Adjusted EBITDA are not items recognized by U.S. GAAP, and should not be considered in isolation or used as alternatives to net income, operating income, cash flow from operating activity or any other indicator of our operating performance or liquidity calculated in accordance with U.S. GAAP.
Our presentation of EBITDA and Adjusted EBITDA is intended to supplement investors’ understanding of our operating performance by providing information regarding our ongoing performance that exclude items we believe do not directly affect our core operations and enhancing the comparability of our ongoing performance across periods. Our management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of our core operations and facilitate comparison of our operating performance to the operating performance of our peers. Additionally, our management uses EBITDA and Adjusted EBITDA as measures when reviewing the Company’s operating performance. While we believe these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by us may not be comparable to similar measures used by other companies.
We present Adjusted EBITDA because Adjusted EBITDA eliminates the impact of items not associated with the ongoing performance of our core operations. To derive Adjusted EBITDA, we have excluded certain gains/losses related to mark to market of derivatives, termination of long-term debt and foreign exchange.
The table below reconciles net income/(loss), the most directly comparable U.S. GAAP measure, to EBITDA and Adjusted EBITDA.

(Unaudited figures in thousands of $)	Three months ended			Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2023	2023	2022	2023	2022
Net income	45,101	39,016	46,587	100,648	146,608
Interest income	(945)	(1,284)	(649)	(3,918)	(945)
Interest expense	27,543	27,203	21,563	81,069	52,058
Write-off of unamortized debt issuance costs	—	—	1,698	8,805	3,422
Income tax expense	33	5	27	74	54
Depreciation	18,736	18,251	18,204	54,606	54,020
EBITDA	90,468	83,191	87,430	241,284	255,217
Extinguishment costs paid on long-term debt	—	—	10,933	1,433	10,933
(Gain)/loss on derivatives	(15,639)	(17,110)	(28,449)	(29,903)	(74,807)
Foreign exchange (gain)/loss	(95)	113	947	605	1,921
Adjusted EBITDA	74,734	66,194	70,861	213,419	193,264

32	Flex LNG Ltd. Third Quarter Results 2023

(B) Reconciliation of Net Income/(Loss) to Adjusted Net Income/(Loss) and Adjusted Earnings/(Loss) Per Share

Adjusted net income represents earnings before write-off and accelerated amortization of unamortized loan fees, fees in relation to the extinguishment of long-term debt, foreign exchange gains/loss and gain/loss on derivatives financial instruments held for trading. Adjusted Earnings/(loss) Per Share ("EPS") represents earnings attributable to shareholders of the Company adjusted for unrealized gain/loss on derivatives* as defined above, foreign exchange gains/losses, fees in relation to the extinguishment of long-term debt and write-off and accelerated amortization of unamortized loan fees and premium, divided by the weighted average number of shares outstanding. Adjusted net income and adjusted EPS are non-GAAP financial measures that are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. We believe that adjusted net income and adjusted EPS assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to purchase and/or to continue to hold our common shares. This is achieved by excluding the potentially disparate effects between periods of gain/loss on derivatives, foreign exchange gains/losses and write-off and accelerated amortization of unamortized loan fees, which items are affected by various and possibly changing financing methods, financial market conditions, capital structure and historical cost basis, and which items may significantly affect results of operations between periods.
Adjusted net income and adjusted EPS have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to, net income, operating income, earnings per share or any other measure of operating performance presented in accordance with US GAAP. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for, our working capital needs and (iii) the cash requirements necessary to service interest or principal payments on our debt. Adjusted net income and adjusted EPS are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows and other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure.
In evaluating adjusted net income and adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of adjusted net income and adjusted EPS should not be construed as an inference that our future results will be unaffected by the excluded items. Therefore, the non-GAAP financial measures as presented below may not be comparable to similarly titled measures of other companies in the shipping or other industries.

33	Flex LNG Ltd. Third Quarter Results 2023

(Unaudited figures in thousands of $, except per share data)	Three months ended			Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2023	2023	2022	2023	2022
Net income	45,101	39,016	46,587	100,648	146,608
Extinguishment costs of long-term debt	—	—	12,631	10,238	14,355
Change in assets/liabilities of derivative instruments*	(8,955)	(10,909)	(17,958)	(11,987)	(66,722)
Foreign exchange (gain)/loss	(95)	113	947	605	1,921
Adjusted net income	36,051	28,220	42,207	99,504	96,162

Weighted average number of ordinary shares	53,689,275	53,682,140	53,171,086	53,684,544	53,148,397
Denominator for diluted earnings per share	53,958,148	53,943,139	53,504,021	53,964,340	53,467,063

Adjusted basic earnings per share	0.67	0.53	0.79	1.85	1.81
Adjusted diluted earnings per share	0.67	0.52	0.79	1.84	1.80

*In the third quarter 2022, the Company changed the calculation of the Adjusted Net Income to deduct the changes in the assets/liabilities of derivative instruments from net income to arrive at adjusted net income. In prior quarters, the Company only deducted the gain/loss on derivatives from net income to arrive at adjusted net income. The Company has retroactively adjusted for this change in the prior period comparative calculations for adjusted net income. The Company has made this change in the calculations of adjusted net income due to the changing interest rate environment, reference rate change to SOFR and increased Company activities in the re-financings of long-term debt, which have resulted in the realized portions of gains/losses in derivatives becoming more material to the Company, whereas in previous periods this has not been material to the Company. The Company's management re-evaluated the calculation of the non-GAAP measure given the increasing materiality of realized gains/losses in the period to more accurately align with the Companies objective of representing the Companies underlying business and financial performance to investors in addition to closer aligning with peers.

(C) Reconciliation of Total Operating Revenues to Time Charter Equivalent Income and Time Charter Equivalent Rate

(i) Time Charter Equivalent Income
Consistent with general practice in the shipping industry, we use Time Charter Equivalent ("TCE") income as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. We define TCE income as operating revenues less voyage expenses. Under time charter agreements, voyage expenses, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer. Whereas under voyage charter agreements, voyage expenses are borne and paid by the owner. TCE income is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters and time charters) under which the vessels may be employed between the periods. Time Charter Equivalent income, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with vessel operating revenues, the most directly comparable U.S. GAAP measure, because it assists management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance.

34	Flex LNG Ltd. Third Quarter Results 2023

While we believe these measures are useful to investors, the definitions of TCE income and the TCE rate used by us may not be comparable to similar measures used by other companies.
The table below reconciles Vessel operating revenues, the most directly comparable U.S. GAAP measure, to Time Charter Equivalent income.

(Unaudited figures in thousands of $)	Three months ended			Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2023	2023	2022	2023	2022
Vessel operating revenues	94,584	86,727	91,260	273,788	249,988
Less:
Voyage expenses	(421)	(762)	(434)	(1,456)	(2,300)
Time charter equivalent income	94,163	85,965	90,826	272,332	247,688

(ii) Time Charter Equivalent Rate
Time charter equivalent rate ("TCE rate") represents the weighted average daily TCE income of our entire operating fleet.
TCE rate is a measure of the average daily income performance. Our method of calculating TCE rate is determined by dividing TCE income by onhire days during a reporting period. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in our possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Offhire days for a vessel during a reporting period is the number of days the vessel is in our possession during the period but is not operational as a result of unscheduled repairs, scheduled drydocking or special or intermediate surveys and lay-ups, if any.
The table below reconciles Time Charter Equivalent income to Time Charter Equivalent rate.

(Unaudited figures in thousands of $, except for TCE rate and days)	Three months ended			Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2023	2023	2022	2023	2022
Time charter equivalent income	94,163	85,965	90,826	272,332	247,688

Fleet onhire days	1,189	1,113	1,196	3,452	3,548
Time charter equivalent rate	79,207	77,218	75,941	78,888	69,809

35	Flex LNG Ltd. Third Quarter Results 2023

(D) Reconciliation of Vessel operating expenses to Operating Expenses per day

(i) Operating Expenses per day
Operating Expenses ("Opex") per day represents the weighted average daily vessel operating expenses of our entire operating fleet.
Opex per day is a measure of the average daily operating performance. Our method of calculating Opex per day is determined by dividing vessel operating expenses by the available days during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period.
Consistent with general practice in the shipping industry, we use Opex per day as a measure to compare Opex to compare the relative performance of the Companies technical performance with other industry peers. Operating expenses is a common shipping industry performance measure used primarily to compare period-to-period borne by the owner of the vessel and therefore can impact the overall net income and performance of the Company's fleet. Opex per day, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with Vessel Operating Expenses, because it assists management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance
The table below reconciles Vessel Operating Expenses to Opex per day.

(Unaudited figures in thousands of $, except for opex per day and available days)	Three months ended			Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2023	2023	2022	2023	2022
Vessel operating expenses	(16,937)	(17,293)	(17,492)	(49,936)	(47,210)

Available days	1,196	1,183	1,196	3,549	3,549
Opex per day	(14,161)	(14,618)	(14,625)	(14,071)	(13,302)

36	Flex LNG Ltd. Third Quarter Results 2023